7 May 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 318,000 Reed Elsevier PLC ordinary shares at a price of 873.4467p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 117,603,104 ordinary shares in treasury, and has 1,150,609,961 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 18,156,270 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 184,000 Reed Elsevier NV ordinary shares at a price of €14.8114 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 71,408,361 ordinary shares in treasury, and has 663,971,443 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 10,513,168 shares.